

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2010

China ShouGuan Mining Corporation
c/o Law Office of Michael M. Kessler, P.C.
4900 Paloma Avenue
Carmichael, California 95608

> **Re: China ShouGuan Mining Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed November 23, 2010**
> **File No. 333-167964**

Dear Sir or Madam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

General

1.   We note your disclosure that the proceeds of the proposed offering will be held in a separate bank account. Please revise your disclosure in each instance such discussion appears to indicate in what country you intend to establish such account.

2.   We note your disclosure that all your mining operations are outsourced to Jinhai Mine Underground Engineering Ltd. and that you have entered into an acquisition agreement with Penglai City Gold Mining Holding Co. Limited, which you indicate is an unrelated third party and legal owner of and holds the license in regard to, the CunliJi Mine. Please revise your disclosure to indicate the relationship, if any, between Jinhai Mine Underground Engineering Ltd. and Penglai City Gold Mining Holding Co. Limited.

Exhibit List

3.   We note your response to prior comment 3 in our letter to you dated November 15, 2010. Please further revise the exhibit list to indicate that you filed Amendment No. 2 to your registration statement on October 26, rather than October 25, 2010.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa at (202) 551-3650 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters or George K. Schuler at (202) 551-3718 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340, or in his absence, Timothy S.

Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3745 with any other questions.


Sincerely,

H. Roger Schwall
Assistant Director


cc   Michael M. Kessler, Esq.
         (916) 571-1449 (fax)